Exhibit (a)(1)(CCCC)

11 June 2013

Further Increased Offer

By

Echo Pharma Acquisition Limited (“Royalty Pharma”)

for

Elan Corporation, plc
(“Elan”)

Shareholder Q&A

DO NOT DEVIATE FROM THE Q&A OR OFFER ANY PERSONAL COMMENT

This Q&A has been reviewed by the client’s legal and financial advisers, and approved by the Takeover Panel. The Q&A must be strictly adhered to. DO NOT DEVIATE FROM THE Q&A OR OFFER ANY PERSONAL COMMENT. The ONLY information you can provide is correctly worded for you in this Q&A as extracted from the Revised Offer Document. You must not provide what you think may be the answer and most importantly DO NOT OFFER ANY OPINION OR GIVE ADVICE as this could be in breach of the law. Questions not covered in the provided Q&A must be escalated under the established operating procedures.

1.	Who is making the Further Increased Offer?

The Further Increased Offer is being made by Echo Pharma Acquisition Limited (“Royalty Pharma”), a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland. Royalty Pharma was newly incorporated under the laws of Ireland and established specifically for the purpose of making the Original Offer. Further details in relation to the shareholding structure of Royalty Pharma and the financing of the Further Increased Offer are described in paragraphs 2 (Directors and company information), 3 (Shareholders and ownership structure of Royalty Pharma and RP Management) and 4 (Financing arrangements) of Appendix III of the Further Revised Offer Document.

2.	What are the classes of Elan securities sought in the Further Increased Offer?

Royalty Pharma is seeking to acquire all of the issued and to be issued Elan Shares, including those Elan Shares represented by Elan ADSs

3.	What is the Final Offer Price?

The Further Increased Offer Price is as follows: for each Elan Share (including each Elan Share represented by an Elan ADS) US$13.00 in cash; and one non-transferable contingent value right (“CVR”), which represents the contractual right to receive up to an additional US$2.50 in cash payments upon the occurrence of certain CVR Payment Events

Elan Stockholders whose Elan Shares are accepted for payment by Royalty Pharma will receive, concurrently with their Increased Cash Element of $13.00, one uncertificated, non-transferable CVR for each Elan Share (including each Elan Share represented by an Elan ADS) tendered.

The CVRs will be issued by Royalty Pharma in accordance with and subject to the terms of the CVR Agreement. Each CVR will provide each Elan Stockholder whose tender is accepted with a contingent right to receive further consideration for each Elan Share (including each Elan Share represented by an Elan ADS) purchased pursuant to the Further Increased Offer in cash, subject to and in accordance with the terms and conditions of the CVR Agreement.

Each CVR will represent the contractual right to receive additional cash payments upon the achievement of certain payment events (in aggregate the “CVR Payment Events”) as follows:

•
First CVR Payment Event: The receipt of approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay “the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS)”. The quoted language is taken from the publicly disclosed description of the primary endpoint of Biogen’s ASCEND Phase III clinical trial with Tysabri in SPMS; see http://www.clinicaltrials.gov/ct2/show/ NCT01416181?term=NCT01416181&rank=1. This language represents an expanded label for Tysabri compared to the current label which has the language “As monotherapy for the treatment of patients with relapsing forms of multiple sclerosis to delay the accumulation of physical disability and reduce the frequency of clinical exacerbations”.

•
Second CVR Payment Event: The achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2015, as reported in the Biogen Reports, greater than or equal to US$2,600,000,000.

•
Third CVR Payment Event: The achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2017, as reported in the Biogen Reports, greater than or equal to US$3,100,000,000.

After the first occurrence of the First CVR Payment Event, the CVR holders shall have no future rights to payment with respect to the First CVR Payment Event. After the first occurrence of the Second CVR Payment Event, the CVR holders shall have no future rights to payment with respect to the Second CVR Payment Event. After the first occurrence of the Third CVR Payment Event, the CVR holders shall have no future rights to payment with respect to the Third CVR Payment Event.

For clarity, neither the Second CVR payment Event nor Third CVR Payment Event is dependent on FDA Approval; both the Second CVR Payment Event and the Third CVR Payment Event are dependent solely on sales.

Each CVR holder will have a right to receive (i) US$1.00 per CVR upon the First CVR Payment Event; (ii) US$0.75 per CVR upon the Second CVR Payment Event and (iii) US$0.75 per CVR upon the Third CVR Payment Event, in each case less any applicable withholding taxes. For clarity, if the Third CVR Payment Event occurs before the end of the Calendar Quarter ending December 2015, CVR holders will be entitled to receive the CVR Payment Amounts relating to both the Second CVR Payment Event and the Third CVR Payment Event.

The maximum payment upon any CVR Payment Event, or over the entire period of the CVR Agreement, could be zero.

4.	If I accept the Further Increased Offer, will I receive the Further Increased Offer Price in cash?

For each Elan Share (including each Elan Share represented by an Elan ADS) tendered, you will receive US$13.00 in cash and one CVR representing a contractual right to receive up to an additional US$2.50 in cash payments, subject to and in accordance with the terms and conditions of the CVR Agreement. The Rights Agent will maintain a register of CVR holders and act as the CVR registrar.

All amounts due in respect of the CVR, that the Elan Stockholders receive (if any) will be paid following the occurrence of a CVR Payment Event. All amounts paid to the accepting Elan Stockholders in respect of the CVR, will be paid in cash, without interest.

5.	What is the CVR?

Each CVR represents the contractual right to receive, for each Elan Share (including each Elan Share represented by an Elan ADS), an additional cash payment if a CVR Payment Event occurs. The additional cash payment will be equal to the applicable CVR Payment Amount, less any applicable withholding taxes, and will be paid to CVR holders fifteen CVR Business Days of the date of the applicable certificate certifying that a CVR Payment Event has occurred.

The maximum payment upon any CVR Payment Event or over the entire period of the CVR Agreement, could be zero.

The CVRs will be issued to Elan Stockholders currently with the Increased Cash Element. The CVRs will be, subject to limited exceptions, non-transferable, and no application will be made for the CVRs to be listed or dealt in on any stock exchange. The CVRs will be governed by New York law and will not be represented by any certificate or other evidence of title. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Royalty Pharma. No interest is payable in respect of the CVRs, and the contractual right to receive an additional cash payment represented by the CVRs will only be payable in the circumstances described in the CVR Agreement.

For more information regarding the CVRs, including the CVR Payment Events, please refer to paragraph 5 (CVRs) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in the Further Revised Offer Document, together with Appendix VIII (Particulars of the CVRs) of the Further Revised Offer Document.

6.	What are the risks of the CVR?

If the CVR Payment Events do not occur, no payments will be made under the CVRs. Neither Elan nor Royalty Pharma have any influence over FDA Approval or Tysabri’s revenue performance, which are controlled by Biogen and other third parties.

In addition, Tysabri’s sales growth and receipt of FDA Approval for the additional indications cannot be certain and may be adversely affected by stringent regulations with respect to product safety and efficacy by various international, federal, state, and local authorities.

The necessary funds for the applicable CVR Payment Amounts have not been placed in an escrow account. Royalty Pharma derives all of its revenues from, and holds substantially all its assets through, its subsidiaries. As a result, Royalty Pharma will depend on distributions and advances from its subsidiaries in order to pay CVR Payment Amounts and its other obligations.

The CVRs will be Royalty Pharma’s general unsecured obligations and will be subject to prior rights of the holders of Royalty Pharma’s secured indebtedness. In particular, the CVRs will be subordinated in right of payment to Royalty Pharma’s guarantee of the RPIFT Acquisition Credit Agreement to the extent of the collateral therefor. If Royalty Pharma becomes insolvent or is liquidated, its assets which serve as collateral under its secured indebtedness would be made available to satisfy its obligations under any secured debt before any payments are made on Royalty Pharma’s unsecured obligations, such as the CVRs. Royalty Pharma has a substantial amount of indebtedness and its debt levels could have significant negative consequences, including making it more difficult to satisfy our obligations, including its obligations with respect to the CVRs.

Although CVR holders are third party beneficiaries under the CVR Agreement, the enforcement claims or obligations by CVR holders will require the support of 20% of the holders of all CVRs. Furthermore, the rights of CVR holders can be changed adversely to the CVR holder by a simple majority of the outstanding CVRs.

Although Royalty Pharma, as an Irish company, is required to prepare and publically file accounts, Royalty Pharma is a privately held company and is not currently subject to reporting requirements under applicable US securities laws. As a reporting company, Biogen is currently required to publish financial statements and other reports, which historically have included certain information about revenue generated by Tysabri sales. In the event that Biogen ceases to be a reporting company, CVR holders will lose access to such financial statements and reports as a source of such information. Furthermore, although Biogen International is contractually obligated to deliver Net Sales reports of Tysabri to Elan quarterly pursuant to the Asset Purchase Agreement, Elan is prohibited from sharing such reports with CVR holders pursuant to the confidentiality provisions in the Asset Purchase Agreement.

The CVRs are, subject to limited exceptions, not transferable.

There is substantial uncertainty as to the US federal tax income tax treatment of the CVRs, and there is also some uncertainty as to the Irish tax treatment of the CVRs.

Royalty Pharma has no obligation to pay any additional amount to CVR holders to make up any withheld or deducted tax amounts.

For more information regarding risk factors of the CVRs, please refer to Appendix VIII (Particulars of the CVRs) of the Further Revised Offer Document.

7.	How does the Further Increased Offer compare with recent valuations relating to Elan Shares?

The Further Increased Offer Price of US$13.00, excluding the CVRs, represents:

•	a 56% premium to the Undisturbed Elan Enterprise Value;

•	an increase of 25% over the Original Offer Enterprise Value;

•	US$4.9 billion for the Tysabri Royalty, a 52% premium to the US$3.25 billion price at which Elan sold approximately half of its interest in Tysabri to Biogen; and

•	an 23% premium to the US Closing Price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period.

These values exclude a potential for US$2.50 per Elan Share (including each Elan Share represented by an Elan ADS) or an aggregate of up to US$1.3 billion related to all CVRs if Royalty Pharma acquires all outstanding Elan Stock. There will be no interest conferred by the CVRs in the economic activities of Royalty Pharma or the Elan Group generally.

8.	Has Royalty Pharma discussed the Further Increased Offer with the Elan Board?

To date, the members of Elan’s Board have refused to engage in discussions with Royalty Pharma regarding the Original Offer, the Increased Offer or the Further Increased Offer and have not allowed Royalty Pharma to conduct any due diligence review.

Please refer to paragraph 3 (Background to the Further Increased Offer) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in the Further Revised Offer Document, for additional information.

9.	What are the most significant conditions to the Further Increased Offer?

Acceptance Condition

The Further Increased Offer is conditional on Royalty Pharma receiving valid acceptances of the Further Increased Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of the Further Revised Offer Document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re-issued from treasury, would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares. This percentage may be reduced at the discretion of Royalty Pharma, subject to certain limitations.

Waive-down of Acceptance Condition

Royalty Pharma will, on the Extended Closing Date, waive down the Acceptance Threshold for the Further Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share, subject to all other conditions to the Further Increased Offer having been satisfied, fulfilled or, to the extent permitted, waived on the Extended Closing Date.

Elan Stockholders who have accepted the Original Offer should withdraw their acceptances if their willingness to accept the Further Increased Offer would be affected by the reduction of the Acceptance Condition.

Other conditions

In addition, there are anti-trust/competition law conditions, conditions related to the Tysabri Royalty and a condition that Elan takes no frustrating actions (within the meaning of Rule 21 of the Irish Takeover Rules), among others. The Irish Takeover Rules require us to obtain the consent of the Irish Takeover Panel before we can invoke any condition to the Further Increased Offer involving a criterion of materiality. In practice, the Irish Takeover Panel is unlikely to give such consent unless the circumstances underlying the failure of the condition are of material significance to Royalty Pharma in the context of the Further Increased Offer.

The full text of all of the conditions to the Further Increased Offer is set out in Part A of Appendix I of the Further Revised Offer Document.

Conditions satisfied

Condition (h) to the Original Offer relating to the Dutch Auction and condition (n) relating to US Hart-Scott-Rodino clearance has been satisfied and condition (l) to the Original Offer relating to the European Merger Regulation is not applicable to the Further Increased Offer.

The Theravance Resolution and the other Resolutions

Royalty Pharma will lapse the Further Increased Offer, pursuant to condition (i) and/or condition (j), if the Theravance Resolution or any of the other Resolutions is approved by Elan Stockholders at the Elan EGM.

Royalty Pharma reserves the right, pursuant to condition (i), condition (k), condition (x) or any other applicable condition, to lapse the Further Increased Offer if the Elan Board fails to comply with its obligations under the Theravance Agreement to recommend that Elan Stockholders approve the Theravance Transaction and not to withdraw, modify or alter that recommendation without the consent of Theravance. Royalty Pharma further reserves the right, pursuant to condition (i), condition (k), condition (x) or any other applicable condition, to lapse the Further Increased Offer if Elan otherwise takes any action, or fails to take any action, that results, or could reasonably be expected to result, in an actual or contingent liability to Elan under the Theravance Agreement or any of the Other Transaction Agreements.

10.	What is the Acceptance Condition?

The Acceptance Condition requires that Royalty Pharma receives valid acceptances of the Further Increased Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of the Further Revised Offer Document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares.

Royalty Pharma will, on the Extended Closing Date, waive down the Acceptance Threshold for the Further Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share, subject to all other conditions to the Further Increased Offer having been satisfied, fulfilled or, to the extent permitted, waived on the Extended Closing Date.

At least five US Business Days prior to any reduction in the Acceptance Condition, Royalty Pharma will announce that it is reserving its right to so reduce the Acceptance Condition. Any such reduction in the Acceptance Condition will not occur until after the expiration of 20 US Business Days from commencement of the Original Offer. Upon Royalty Pharma’s announcement that it may reduce the Acceptance Condition, the Further Increased Offer shall not be capable of becoming unconditional until at least five US Business Days have elapsed. After the Further Increased Offer becomes unconditional, the Initial Offer Period will have ended and the Subsequent Offer Period will begin.

After a reduction in the Acceptance Condition, Elan Stockholders will be able to accept the Further Increased Offer for at least five US Business Days during the Subsequent Offer Period.

This percentage may be reduced at the discretion of Royalty Pharma (which discretion has been exercised as noted above), to such number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue or unconditionally allotted pursuant to the exercise of outstanding subscription, conversion or other rights, carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, subject to certain requirements of the Irish Takeover Rules and US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC).

Elan Stockholders who have accepted the Original Offer should withdraw their acceptances if their willingness to accept the Further Increased Offer would be affected by the reduction of the Acceptance Condition.

11.	What is the purpose of the Further Increased Offer?

The purpose of the Further Increased Offer is to acquire the entire issued and to be issued share capital of Elan, and, in the event that is not possible, to obtain control of Elan by acquiring such number of Elan Shares Affected which represent at least 50% of the Maximum Elan Shares Affected plus one Elan Share. If the Further Increased Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise. Royalty Pharma expects that it will be able to so apply the provisions of Regulation 23 of the Irish Takeover Regulations if acceptances of the Further Increased Offer are received in respect of Elan Shares Affected representing not less than 90% of the Maximum Elan Shares Affected (the “Regulation 23 Threshold”). Any Elan Shares (including those represented by Elan ADSs) compulsorily acquired pursuant to provisions of Regulation 23 of the Irish Takeover Regulations must be acquired at the same price as the Further Increased Offer Price.

12.	What happens if Royalty Pharma acquires 50% of the Maximum Elan Shares Affected plus one Elan Share but fails to acquire 90% of the Maximum Elan Shares Affected?

Royalty Pharma believes that if the Further Increased Offer becomes or is declared unconditional in all respects, a sufficient number of additional Elan Stockholders will accept the Further Increased Offer prior to the expiration of the Subsequent Offer Period in order that the Regulation 23 Threshold will be met. However, if the Regulation 23 Threshold has not been met as of the expiration of the Subsequent Offer Period, Royalty Pharma plans to seek to acquire Elan Shares (including those represented by Elan ADSs) not tendered in acceptance of the Further Increased Offer with the intention that ultimately Royalty Pharma will become the holder of all outstanding Elan Shares (including Elan Shares represented by Elan ADSs). Royalty Pharma may effect such additional acquisitions through open market purchases, negotiated purchases, subsequent tender offers, share repurchase programs and / or any other transactions or combination of the foregoing or by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, in each case, on such terms, at such times and at such price, which may be lower than the Further Increased Offer Price, as Royalty Pharma shall determine, subject to applicable law and regulation (including the Irish Takeover Rules). Applicable Irish Takeover Rules prohibit, for a period of six months from the date that the Further Increased Offer becomes or is declared unconditional in all respects, Royalty Pharma and any person acting in concert with Royalty Pharma from acquiring Elan Shares (including those represented by Elan ADSs) or implementing a scheme of arrangement at a price per share that is higher than the Further Increased Offer Price.

Notwithstanding Royalty Pharma’s intent to acquire sufficient Elan Stock to invoke the compulsory acquisition provisions of Regulation 23 of the Irish Takeover Regulations, there can be no assurance that the Regulation 23 Threshold will be met in connection with the Further Increased Offer, in order that Royalty Pharma may apply the provisions of the said Regulation 23 to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise. Furthermore, there can be no assurance that Royalty Pharma will proceed with its current intention to acquire, or succeed in acquiring, all outstanding Elan Shares (including Elan Shares represented by Elan ADSs) not tendered in acceptance of the Further Increased Offer, whether through open market purchases, negotiated purchases, subsequent tender offers, share repurchase programs and/or any other transactions or combination of the foregoing or through a scheme of arrangement.

Following the closing of the Further Increased Offer, unless and until Royalty Pharma succeeds in acquiring all outstanding Elan Shares (including Elan Shares represented by Elan ADSs), Royalty Pharma intends to exercise its rights under applicable law and regulation as the holder of a majority of the Maximum Elan Shares Affected.

First, Royalty Pharma would seek to control the Elan Board. After the Further Increased Offer becomes wholly unconditional, as the then holder of Elan Stock representing a majority of the Maximum Elan Shares Affected, Royalty Pharma expects to be able to unilaterally replace any or all of the existing Elan directors with nominees of Royalty Pharma at such requisitioned shareholder meeting. Upon taking control of the Elan Board, Royalty Pharma intends that the Elan Board would, subject to applicable fiduciary duties and applicable law and regulation, use cash in excess of Elan’s cash needs to declare and pay pro rata cash dividends to all Elan Stockholders. Although Royalty Pharma has no present plans to replace the management and employees of Elan, Royalty Pharma intends to carry out a review of the combined group’s operations and expects that such review may result in a reduction in employee headcount over time. Royalty Pharma can confirm that the existing employment rights (including pension rights) of all employees of Elan will be observed at least to the extent required by law.

In addition, Royalty Pharma intends to cause the Elan Board, subject to applicable fiduciary duties and applicable law and regulation, to apply for the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and the Elan ADSs on the New York Stock Exchange at such time as it is possible to do so in accordance with applicable law and regulation. Such cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the New York Stock Exchange is likely to reduce significantly the liquidity and marketability of any Elan Stock with respect to which the Further Increased Offer is not accepted. Royalty Pharma intends to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to cause the deregistration of the Elan ADSs under the US Exchange Act as soon as practicable after such delisting. While the Elan ADSs may continue to trade in the over-the-counter market in the United States, the liquidity, if any, of that market is likely to be significantly less than the current liquidity on the New York Stock Exchange.

Following cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange and of Elan ADSs on the New York Stock Exchange, Royalty Pharma intends to cause the Elan Board, subject to applicable fiduciary duties and applicable law and regulation, to procure that Elan is reregistered as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland. Following re-registration as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland, Royalty Pharma may be able to cause Elan and its subsidiaries to guarantee and secure guarantees of the loans under the Acquisition Credit Agreement and the Bridge Credit Agreement with security over substantially all of Elan’s assets and/or to implement a financial assistance “white wash” procedure under Irish law to enable Elan and its subsidiaries to provide such security, including pursuant to a reorganization that results in payments in respect of the Tysabri Royalty being collaterally assigned to, and paid to lockboxes controlled by, the collateral agent under the Acquisition Credit Agreement and the Bridge Credit Agreement.

For more information regarding Royalty Pharma’s plans and proposals, please refer to paragraph 9 of Letter from the Chairman of Royalty Pharma in the Further Revised Offer Document.

13.	What does it mean for the Further Increased Offer to become or be declared “unconditional?”

The Further Increased Offer will become or be declared unconditional when all of the conditions of the Further Increased Offer described in Part A of Appendix I of the Further Revised Offer Document have been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma. The Acceptance Condition cannot become or be declared satisfied until all of the other conditions have been satisfied, fulfilled or, to the extent permitted, waived. Royalty Pharma cannot acquire your Elan Shares, including those represented by Elan ADSs, pursuant to the Further Increased Offer until the Further Increased Offer becomes or is declared unconditional. You will not have withdrawal rights after the Further Increased Offer becomes or is declared unconditional except in certain limited circumstances (for example, if Royalty Pharma fails to make certain announcements required by the Irish Takeover Rules or if Royalty Pharma withdraws an announcement that the Further Increased Offer will not be increased or further extended after a particular date). These circumstances are described in paragraph 4 (Rights of withdrawal) of Part B of Appendix I of the Further Revised Offer Document.

14.	What is the last day the Further Increased Offer could become or be declared wholly unconditional?

Royalty Pharma hereby extends the Initial Offer Period to 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on 24 June 2013.

If all conditions of the Further Increased Offer have not been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 24 June 2013 (in the case of all conditions other than the Acceptance Condition) or 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 24 June 2013 (in the case of the Acceptance Condition) or by any later time(s) and/or date(s) to which the Initial Offer Period has been extended, the Further Increased Offer will lapse. Unless the Irish Takeover Panel agrees otherwise (and subject to Royalty Pharma complying with the applicable US tender offer rules), the last date to which the Initial Offer Period may be extended is 5:00 p.m. (Irish time) on 1 July 2013. If Royalty Pharma does not complete the Further Increased Offer, it will not purchase your Elan Shares, including those represented by Elan ADSs.

15.	Is the Further Increased Offer subject to a financing condition?

No. The Further Increased Offer is not subject to a financing condition. The Increased Cash Element of the further Increased Offer will be financed by facilities made available by Bank of America, N.A. and JPMorgan Chase Bank, N. A. and existing resources available to RPIFT, as described in paragraph 4 (Financing arrangements) of Appendix III of the Further Revised Offer Document.

16.	How do I accept the Further Increased Offer?

Please refer to the section entitled “Action to be taken to accept the Further Increased Offer” on pages 12 to 15 of the Further Revised Offer Document.

Elan Stockholders who have validly accepted the Original Offer and/or the Increased Offer (and have not validly withdrawn those acceptances) will automatically be deemed to have accepted the Further Increased Offer by virtue of their prior acceptances and need take no further action.

The terms of the Further Increased Offer supersede those of the Increased Offer. The terms of the Increased Offer are no longer capable of acceptance.

17.	How long do I have to accept the Further Increased Offer?

Royalty Pharma has extended the Initial Offer Period to 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on 24 June 2013.

You will have until 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 24 June 2013, to accept the Further Increased Offer (unless this period is extended) or to withdraw your acceptance. We refer to this period, including any extensions prior to the Further Increased Offer becoming wholly unconditional, as the “Initial Offer Period.” Once all of the conditions to the Further Increased Offer have been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma, the Further Increased Offer will be declared wholly unconditional and the Further Increased Offer will be extended for a subsequent period of at least 14 calendar days, but it may be extended beyond that time by Royalty Pharma until a further specified date or until further notice. We refer to this subsequent period as the “Subsequent Offer Period”. You may accept the Further Increased Offer, but generally you may not withdraw your acceptance, during the Subsequent Offer Period.

The processing office of the ADS Tender Agent will not be open overnight. Therefore, all physical deliveries of documents required to tender Elan ADSs in acceptance of the Further Increased Offer must be completed prior to the close of business on the US Business Day prior to the Extended Closing Date.

The Book-Entry Transfer Facility will cease processing tenders of Elan ADSs at its close of business on the US Business Day prior to the Extended Closing Date. In addition, each participant in the Book-Entry Transfer Facility and other securities intermediary will establish its own cut-off date and time to receive instructions to tender Elan ADSs in acceptance of the Further Increased Offer, which will be earlier than the Extended Closing Date. You should contact the broker or other securities intermediary through which you hold Elan ADSs to determine the cut-off date and time applicable to you.

There will be no guaranteed delivery procedure in the Further Increased Offer. That means if you settle a trade to acquire Elan ADSs after the Further Increased Offer closes, you will not be able to tender those Elan ADSs.

18.	Can the Further Increased Offer be extended and under what circumstances?

Royalty Pharma has extended the Initial Offer Period to 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on 24 June 2013.

If all of the conditions to the Further Increased Offer have not been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 24 June 2013 (in the case of all conditions other than the Acceptance Condition) or 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 24 June 2013 (in the case of the Acceptance Condition), Royalty Pharma may choose to extend the Initial Offer Period. Royalty Pharma may also be required to extend the Initial Offer Period under applicable securities laws if it changes the Further Increased Offer in any material respect.

The minimum period during which the Further Increased Offer must remain open following material changes in the terms of the Further Increased Offer will depend upon the facts and circumstances then existing, including the materiality of the changes.

Once all the conditions to the Further Increased Offer have been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma, the Further Increased Offer will be extended for a Subsequent Offer Period of at least 14 calendar days.

The Initial Offer Period for acceptances and withdrawals cannot be extended beyond 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 1 July 2013, without the consent of the Irish Takeover Panel.

Please refer to paragraph 1 (Acceptance period) of Part B of Appendix I of the Further Revised Offer Document for more information.

19.	How will I be notified if the Final Offer is extended?

Royalty Pharma has extended the Initial Offer Period to 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on 24 June 2013.

If Royalty Pharma further extends the Initial Offer Period, it will make a public announcement of the extension not later than 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the next Business Day following the date on which the Further Increased Offer was scheduled to expire.

Please refer to paragraph 3 (Announcements) of Part B of Appendix I of the Further Revised Offer Document for more information.

20.	If I accept the Further Increased Offer, may I change my mind and withdraw my acceptance?

To withdraw an acceptance, you must deliver a written notice of withdrawal with the required information to Capita Registrars (Ireland) Limited, the Irish Receiving Agent, or The Bank of New York Mellon, the ADS Tender Agent, as applicable, at any time during the Initial Offer Period. You may not withdraw your acceptance once the Further Increased Offer has been declared unconditional (which begins the Subsequent Offer Period) except in limited circumstances.

Please refer to paragraph 4 (Rights of withdrawal) of Part B of Appendix I of the Further Revised Offer Document for more information.

21.	Will the Further Increased Offer be followed by compulsory acquisition and/or delisting?

If the Further Increased Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including Elan Shares represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise.

As soon as it is possible to do so in accordance with applicable law and regulation, and subject to the Further Increased Offer becoming or being declared unconditional in all respects, Royalty Pharma intends to cause the Elan Board, subject to applicable fiduciary duties and applicable law and regulation, to apply for cancellation of the listing of the Elan Shares on the Irish Stock Exchange and the Elan ADSs on the NYSE, and to propose a resolution to re-register Elan as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland. De-listing is likely to reduce significantly the liquidity and marketability of any Elan Stock in respect of which the Further Increased Offer has not been accepted. As soon as practicable after, the delisting of the Elan ADSs from the NYSE, Royalty Pharma intends to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to cause the deregistration of the Elan ADSs under the US Exchange Act.

While the Elan ADSs may continue to trade in the over-the-counter market in the United States, the liquidity, if any, of that market is likely to be significantly less than the current liquidity on the NYSE.

Please refer to Paragraph 9 (Purpose of the Further Increased Offer and Plans of Proposals) and Paragraph 10 (Compulsory Acquisition) of the Letter from the Chairman of Royalty Pharma in the Further Revised Offer Document for more information.

22.	Can I choose the currency of the cash that I receive?

The cash consideration payable under the Further Increased Offer will be settled in US dollars. All amounts paid to Elan Stockholders in respect of the CVR will be paid in US dollars.

Capita Registrars Limited, the parent company of Capita Registrars (Ireland) Limited, the Irish Receiving Agent, is offering a service directly to holders of Elan Shares who accept the Further Increased Offer and who wish to convert their cash consideration in US dollars into euro or pounds sterling. Any holder of Elan Shares wishing to avail of this service should complete an International Payment Service instruction form, and return it via the Irish Receiving Agent with his duly completed Form of Acceptance. Capita Registrars Limited will then make arrangements for such conversion at the prevailing market rates available to it at the time of conversion.

Further details are set out in the accompanying letter from the Irish Receiving Agent, Capita Registrars (Ireland) Limited. No similar arrangements are currently in place for payments to be made in respect of the CVRs.

23.	Will I have to pay any fees or commissions?

If you are the registered owner of your Elan Stock and you accept the Further Increased Offer, you will not have to pay brokerage fees or similar expenses in connection with your acceptance of the Further Increased Offer. If you own your Elan Stock through a broker or other securities intermediary, and your securities intermediary accepts the Further Increased Offer on your behalf, your securities intermediary may charge you a fee for doing so. You should consult your broker or securities intermediary to determine whether any charges will apply.

If you tender your Elan ADSs in the Further Increased Offer, Royalty Pharma will withhold up to US$0.05 per Elan ADS from the consideration payable to you to pay the fees of the ADS Depositary for the surrender of the Elan ADSs and delivery of the Elan Shares represented thereby if such surrender and delivery is requested by Royalty Pharma. That money will be paid to the ADS Depositary at the time the tendered and purchased ADSs are surrendered by or at the discretion of Royalty Pharma for the purposes of the withdrawal of the Elan Shares represented thereby.

24.	Will I be taxed on the consideration that I receive in respect of the Further Increased Offer?

For Irish tax purposes, Irish Holders (as defined in paragraph 7(a) (Irish taxation) of Appendix III of the Further Revised Offer Document) who elect, under the Further Increased Offer, to dispose of their Elan Shares may be subject to Irish capital gains tax (in the case of individuals) or Irish corporation tax (in the case of companies) to the extent that the consideration (within the meaning of the term for Irish capital gains taxation purposes) for the disposal exceeds the indexed base cost of their Elan Shares plus incidental selling expenses. The amount of gain or loss will depend, in part, on the Irish capital gains taxation treatment of the CVRs, which is not certain. Subject to the discussion set forth in paragraph 7(a) (Irish taxation) of Appendix III of the Further Revised Offer Document, the CVRs may be treated as contingent deferred consideration for the sale of the Elan Shares, in which case the maximum amount potentially payable in respect of the CVRs (US$2.50 per Elan Share) may be treated as taxable consideration for the disposal of the Elan Shares. Alternatively, the CVRs could be treated as a separate asset, with the current value of the CVRs forming part of the taxable consideration for the disposal of the Elan Shares and a further tax liability to capital gains taxation arising on the receipt of any payments on the CVRs. See paragraph 7(a) (Irish taxation) of Appendix III of the Further Revised Offer Document.

For US federal income tax purposes, a US Shareholder (as defined in paragraph 7(b) (US Taxation) of Appendix III of the Further Revised Offer Document) who elects, pursuant to the Further Increased Offer, to dispose of some portion or all of its Elan Shares will generally recognize gain or loss. The amount of gain or loss recognized will depend, in part, on the US federal income tax treatment of the CVRs, as discussed in paragraph 7(b) (US Taxation) of Appendix III of the Further Revised Offer Document. Subject to the discussion set forth in paragraph 7(b) (US taxation) of Appendix III of the Further Revised Offer Document, such gain or loss generally will be capital gain or loss. Capital gains of certain non-corporate US Shareholders derived with respect to Elan Shares held for more than one year at the time of the disposition generally will be subject to reduced rates of US federal income taxation. There is substantial uncertainty as to the US federal income tax treatment of the CVRs. Because of the CVRs, an exchange of Elan Shares pursuant to the Further Increased Offer may be treated as a “closed transaction” or an “open transaction” for US federal income tax purposes, which affects the amount of gain or loss recognized by a US Shareholder that elects, pursuant to the Further Increased Offer, to dispose of some portion or all of its Elan Shares. In addition, it is unclear to what extent future payments received by a US Shareholder on CVRs would be taxed at capital gains rates. See paragraph 7(b) (US taxation) of Appendix III of the Further Revised Offer Document.

It is recommended that you consult an appropriate independent adviser in respect of your tax treatment in relation to the Further Increased Offer.

25.	Who can I speak with if I have questions about the Further Increased Offer?

If you have questions concerning the Further Increased Offer or the acceptance process, please contact:

(If you hold Elan Shares either in certificated form or in CREST)

Capita Registrars (Ireland) Limited

Call on: +353 1 553 0090

(operates 9:00 a.m. to 5:00 p.m. (Irish time)

Mon-Fri (other than public holidays))

(If you hold Elan ADSs)

MacKenzie Partners, Inc.

If calling from within the US:

Call toll-free on: (800) 322-2885; or

Call collect on: (212) 929-5500

If calling from outside the US:

Call on: +1 212 929-5500

(operates 8:00 a.m. to 9:00 p.m. (New York

City time) Mon-Fri (other than public holidays))

Other information

26.	Who are you?

We are a company called Investec Corporate Finance Ireland / MacKenzie Partners, a specialist corporate action communication centre business acting on behalf of Royalty Pharma.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove, BofA Merrill Lynch, together with its affiliate Merrill Lynch International, Groton Partners and Investec are acting as financial advisers to Royalty Pharma.

Further information relating to the Further Increased Offer, including all announcements issued by or on behalf of Royalty Pharma, is available at www.royaltypharma.com.

Capitalized terms used but not defined in this announcement have the meaning given to them in the Further Revised Offer Document.

ENQUIRIES
Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial adviser)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial adviser)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Investec (financial adviser)
Tommy Conway / Jonathan Simmons (Dublin, Tel: +353 (0)1 611 5611)

Abernathy MacGregor (PR adviser)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR adviser)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch
Charles A. Koons
Robert C. Marese
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions.  Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This announcement is not a substitute for the Further Revised Offer Document and the Further Revised Acceptance Documents that Royalty Pharma filed with the Securities and Exchange Commission (“SEC”) on Amendment No. 12 to Schedule TO on June 10, 2013, or any other document that Royalty Pharma has filed and may file with the SEC in connection with the Offer.  ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.  Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules.  Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law.  In addition, the Original Offer Document, the Revised Offer Document, the Further Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland.  Some of the directors of Elan are resident in countries other than the United States.  As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.  It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws.  In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document, the Revised Offer Document and the Further Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Further Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Further Revised Offer Document, the Further Revised Acceptance Documents or any other document by which the Further Increased Offer is made.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information).  To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information).  To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Other

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Investec Corporate Finance Ireland Limited trading as Investec is regulated by the Central Bank of Ireland and is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of Investec Corporate Finance Ireland Limited or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Further Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Further Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Further Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.